# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Quantum Corporation, CIK 0000709283
CUSIP: 747906501
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 224 Airport Parkway, Suite 550, San Jose, California (CA), 95110
Date of event which requires filing of this statement: 02/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002002076

## Reporting persons
- ADK Soho Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ADK Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Nat Klipper: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Quantum Corporation
Address of issuer's principal executive offices: 224 Airport Parkway, Suite 550 San Jose, CA 95110

## Item 2. Person Filing
Name of person filing:
The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

i) ADK Soho Fund LP (the "Fund");

ii) ADK Capital LLC ("Capital"); and

iii) Nat Klipper

Capital serves as the general partner of the Fund, which directly holds Shares (as defined in Item 2(d) below). Nat Klipper serves as the Managing Member of Capital and the Managing Partner of the Fund.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 429 Lenox Avenue, Miami Beach, FL 33139.
Citizenship:
i) The Fund is a Delaware limited partnership;

ii) Capital is a Delaware limited liability company; and

iii) Nat Klipper is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Fund - 0 Shares

Capital - 0 Shares

Nat Klipper - 0 Shares
Percent of class:
Fund - 0%

Capital - 0%

Nat Klipper - 0%
Sole power to vote or to direct the vote:
Number of shares as to which the Fund has:

(i) Sole power to vote or to direct the vote: 0

Number of shares as to which Capital has:

(i) Sole power to vote or to direct the vote: 0

Number of shares as to which Nat Klipper has:

(i) Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Number of shares as to which the Fund has:

(ii) Shared power to vote or to direct the vote: 0

Number of shares as to which Capital has:

(ii) Shared power to vote or to direct the vote: 0

Number of shares as to which Nat Klipper has:

(ii) Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Number of shares as to which the Fund has:

(iii) Sole power to dispose or to direct the disposition of: 0

Number of shares as to which Capital has:

(iii) Sole power to dispose or to direct the disposition of: 0

Number of shares as to which Nat Klipper has:

(iii) Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition:
Number of shares as to which the Fund has:

(iv) Shared power to dispose or to direct the disposition of: 0

Number of shares as to which Capital has:

(iv) Shared power to dispose or to direct the disposition of: 0

Number of shares as to which Nat Klipper has:

(iv) Shared power to dispose or to direct the disposition of: 0

Capital may be deemed to have sole power to vote and sole power to dispose of the Shares held by the Fund, through its capacity as general partner of the Fund. Nat Klipper may be deemed to have sole power to vote and sole power to dispose of the Shares held by the Fund, through his capacity as the Managing Member of Capital and the Managing Partner of the Fund.

As of February 7, 2025, all Shares held by Capital, Fund, and Nat Klipper were sold on open market. As such, each of the Reporting Persons has ceased to be the beneficial owner of any outstanding Shares. This filing constitutes an exit filing for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2, which is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ADK Soho Fund LP: /s/ Nat Klipper, Nat Klipper/Managing Member (05/08/2025)
- ADK Capital LLC: /s/ Nat Klipper, Nat Klipper/Managing Member (05/08/2025)
- Nat Klipper: /s/ Nat Klipper, Nat Klipper (05/08/2025)